Exhibit 12.1
KRATON CORPORATION
Ratio of Earnings to Fixed Charges
(In thousands)

	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2012
Fixed Charges:
+ Interest expensed	$136,079	$26,390	$25,815	$27,550	$24,127
+ Interest capitalized	5,825	4,185	3,198	4,180	2,648
+ Amortization of debt issuance costs	8,741	2,233	2,223	7,389	2,986
+ Amortization of debt premium	7,987	(174)	(164)	(153)	(108)
+ Estimate of interest within rental expense	2,026	1,190	1,231	3,747	4,259
Total fixed charges	160,658	33,824	32,303	42,713	33,912
Earnings:
+ Pre-tax income (loss)	12,686	(5,586)	6,328	(4,862)	3,115
- Income from equity investees	(394)	(406)	(407)	(530)	(530)
+ Fixed charges	160,658	33,824	32,303	42,713	33,912
+ Amortization of capitalized interest	583	419	320	418	265
+ Distributed income of equity investees	409	363	487	422	400
- Interest capitalized	(5,825)	(4,185)	(3,198)	(4,180)	(2,648)
Total Earnings	168,117	24,429	35,833	33,981	34,514
Deficiency (Surplus)	$(7,459)	$9,395	$(3,530)	$8,732	$(602)
Ratio of Earnings to Fixed Charges (1)	1.05	—	1.11	—	1.02
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(1)	Our earnings were insufficient to cover our fixed charges by approximately $9.4 million and $8.7 million for the years ended December 31, 2015 and 2013, respectively.